								Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

	December 31,
(dollars in thousands)	2017		2016		2015		2014		2013
Earnings
Income before provision
for income taxes	$56,637		$70,318		$40,123		$97,356		$76,247
Plus: fixed charges (1)	9,561		10,032		9,869		6,617		7,583
	$66,198		$80,350		$49,992		$103,973		$83,830

Fixed Charges:
Gross interest expense	7,132		7,722		7,583		4,394		5,475
Estimate of the interest
within operating leases	2,429		2,310		2,286		2,223		2,108
	$9,561		$10,032		$9,869		$6,617		$7,583

Ratio of earnings to
fixed charges	6.9	x	8.0	x	5.1	x	15.7	x	11.1	x

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.